Lucky Buns - Union Market

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	1,336.00
M&T Tailored Business Checking (1279)	7,039.13
Total Bank Accounts	**$8,375.13**
Other Current Assets	
Accrued Rent	0.00
Due from Delivery Partners	0.00
Due From ChowNow	0.00
Due From Doordash	231.15
Due From GrubHub	0.00
Due From UberEATS	0.00
Total Due from Delivery Partners	**231.15**
Due to Lucky Buns	-3,184.42
Inventory	
Beer	363.84
Food	2,748.72
Liquor	267.00
Total Inventory	**3,379.56**
Undeposited Funds	1,861.74
Total Other Current Assets	**$2,288.03**
Total Current Assets	**$10,663.16**
Fixed Assets	
POS Equipment	0.00
Restaurant Equipment	0.00
Total Fixed Assets	**$0.00**
Other Assets	
Pre-Opening Expenses	0.00
Rent Security Deposit	7,000.00
Total Other Assets	**$7,000.00**
TOTAL ASSETS	**$17,663.16**

Lucky Buns - Union Market

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	13,283.40
Total Accounts Payable	**$13,283.40**
Other Current Liabilities	
Due to GMA - 0583	2,000.00
Gift Card Liability	0.00
Payroll Liability	10,334.86
Sales Tax Liability	4,963.57
Tips Payable	784.00
Total Other Current Liabilities	**$18,082.43**
Total Current Liabilities	**$31,365.83**
Long-Term Liabilities	
Loan- Real Time (PPP)	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$31,365.83**
Equity	
Retained Earnings	-322.19
Net Income	-13,380.48
Total Equity	**$ -13,702.67**
TOTAL LIABILITIES AND EQUITY	**$17,663.16**

Lucky Buns - Union Market

Profit and Loss
January - December 2020

	TOTAL
Income	
Food	411,830.58
LBW Sales	
Beer Sales	14,785.00
Liquor Sales	1,481.50
Total LBW Sales	**16,266.50**
N/A Bev	16,201.00
PPP tax exempt income	25,000.00
Sales Discount	-2,607.04
Total Income	**$466,691.04**
Cost of Goods Sold	
Cost of Goods Sold	
COGS - Food	152,694.74
COGS - LBW	
Beer Purchase	2,286.33
Liquor Purchase	392.29
Total COGS - LBW	**2,678.62**
COGS - N/A Beverage	5,653.32
Total Cost of Goods Sold	**161,026.68**
Shipping	3.31
Total Cost of Goods Sold	**$161,029.99**
GROSS PROFIT	**$305,661.05**
Expenses	
Advertising & Marketing	243.48
Employee Related	
Employee Payroll	
Bonus	1,565.00
Payroll Taxes	22,098.49
Salaries & Wages	150,994.46
Total Employee Payroll	**174,657.95**
Guaranteed Payment	3,300.00
Subcontractors	21,996.81
Unemployment Insurance	2,447.68
Total Employee Related	**202,402.44**
General & Administrative	
Bank Charges & Fees	104.98
Dues & Subscriptions	742.00
Insurance	2,174.00
Meals & Entertainment	277.46

Lucky Buns - Union Market

Profit and Loss
January - December 2020

	TOTAL
Occupancy	
Phone & Internet	1,453.54
Rent & Lease	38,008.62
Total Occupancy	**39,462.16**
Office Supplies & Software	19,434.75
Payroll Processing Fee	1,976.80
Taxes & Licenses	1,050.00
Total General & Administrative	**65,222.15**
Job Supplies	1,237.12
Operating Expenses	
Repairs & Maintenance	1,226.87
Small tools and equipment	6,779.69
Uniforms	150.00
Total Operating Expenses	**8,156.56**
Professional Services	
Accounting	12,400.00
Consulting	6,000.00
Contractors	11,116.97
Legal	336.00
Total Professional Services	**29,852.97**
Sales Expense	
Cash Over/Short	6,480.55
Delivery Error Charges	829.49
Delivery Fees (Uber Eats, DoorDash, GrubHub, ChowNow)	10,907.22
Merchant Fees	9,709.55
Total Sales Expense	**27,926.81**
Total Expenses	**$335,041.53**
NET OPERATING INCOME	**$ -29,380.48**
Other Income	
Other Misc Income	16,000.00
Total Other Income	**$16,000.00**
NET OTHER INCOME	**$16,000.00**
NET INCOME	**$ -13,380.48**

Lucky Buns - Union Market

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-13,380.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Rent	0.00
Due from Delivery Partners	0.00
Due from Delivery Partners:Due From ChowNow	0.00
Due from Delivery Partners:Due From Doordash	-231.15
Due from Delivery Partners:Due From GrubHub	0.00
Due from Delivery Partners:Due From UberEATS	0.00
Due to Lucky Buns	3,184.42
Inventory:Beer	-363.84
Inventory:Food	-2,748.72
Inventory:Liquor	-267.00
Pre-Opening Expenses	0.00
Accounts Payable (A/P)	12,961.21
Due to GMA - 0583	2,000.00
Gift Card Liability	0.00
Payroll Liability	10,334.86
Sales Tax Liability	4,963.57
Tips Payable	784.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**30,617.35**
Net cash provided by operating activities	**$17,236.87**
INVESTING ACTIVITIES	
POS Equipment	0.00
Restaurant Equipment	0.00
Rent Security Deposit	-7,000.00
Net cash provided by investing activities	**$ -7,000.00**
FINANCING ACTIVITIES	
Loan- Real Time (PPP)	0.00
Retained Earnings	223.14
Net cash provided by financing activities	**$223.14**
NET CASH INCREASE FOR PERIOD	$10,460.01
Cash at beginning of period	-223.14
CASH AT END OF PERIOD	$10,236.87